AMENDED AND RESTATED NEWS RELEASE

This amended and restated news release is being issued pursuant to the orders (the “Orders”), dated December 22, 2017, of the Ontario Securities Commission (the “OSC”) and the Financial and Consumer Affairs Authority of Saskatchewan (the “FCAAS” and together with the OSC the “Securities Regulators”). In the section below entitled “Background to the Proposal”, Aurora provides further information in response to the following disclosure required by the Orders of the Securities Regulators:

1.

The circumstances under which, and the means by which, Aurora became aware that the board of CanniMed Therapeutics Inc. would be meeting on November 13, 2017 to, among other things, consider for approval an arrangement agreement entered into between CanniMed Therapeutics Inc. and Newstrike Resources Limited.

2.

Other information that was: (i) obtained directly or indirectly by Aurora from any person who is, or was at the relevant time, in a special relationship with CanniMed Therapeutics Inc. (by reference to the definitions in subsection 76(5) of the Securities Act (Ontario) and clause 85(1)(a) of the Securities Act (Saskatchewan)); and (ii) material to Aurora in structuring, determining the timing of, delivering or implementing the Aurora Offer.

3.

Other information within Aurora’s knowledge that would reasonably be expected to affect the decision of the security holders of CanniMed Therapeutics Inc. to accept or reject the offer made by the Aurora Offer.

Aurora Cannabis Submits Proposal to CanniMed Therapeutics Board

Aurora Cannabis Executes Lock-up Agreements with 38% of CanniMed Shareholders

____________________________________________________________________

November 14, 2017, amended and restated with additional information on January 12, 2018 – Vancouver, British Columbia. The information under the new heading “Background to the Proposal” has been added as of January 12, 2018 notwithstanding that the remainder of this news release is as at November 14, 2017 and discloses no new information. The information included under the heading “Background to the Proposal” has been derived from the information provided by Aurora at the hearings to the OSC and the FCAAS which is publicly available upon request to the OSC, and has been made available separately by Aurora. At the request of IIROC, Aurora Cannabis Inc. (TSX: ACB) (“Aurora”) announced today that it has submitted a proposal (the “Proposal”) to acquire all of the issued and outstanding common shares of CanniMed Therapeutics Inc. (TSX: CMED) (“CanniMed”). The proposal was delivered to the Board of Directors of CanniMed on November 13, 2017 and Aurora is seeking to pursue a mutually agreed upon combination with CanniMed. CanniMed has not yet engaged in active discussions with Aurora, however, Aurora welcomes the opportunity to do so, such that CanniMed’s shareholders can benefit from the significant inherent value in the Proposal. Aurora has requested that CanniMed’s Board respond to the Proposal prior to 5:00 pm (Vancouver time) on Friday November 17, 2017, failing which, Aurora intends to commence a formal takeover bid for CanniMed.

Transaction Highlights

•	All-share Proposal, valued at $24.00 per CanniMed share based on the closing share price of Aurora on November 14, 2017, reflects a 56.9% premium over the most recent closing price of CanniMed shares on November 14, 2017

•	Irrevocable lock-up agreements with approximately 38% of CanniMed shareholders to vote in favour of Aurora’s proposal or tender to Aurora’s bid

•	The combination would create a global leader in the cannabis industry with a pro-forma market capitalization exceeding $3.0 billion

•	Combined entity would serve approximately 40,000 active registered patients

•	Aurora – CanniMed combined would benefit from enhanced capacity for future growth with greater access to capital and liquidity, with trading volumes amongst the highest in the cannabis industry

Pursuant to the Proposal, CanniMed shareholders will be entitled to receive a maximum of $24 per CanniMed share or 4.52586207 Aurora shares, based on the 20-day volume weighted average price of Aurora. Based on the closing price of Aurora shares on November 14, 2017, this translates to 3.74415 Aurora shares for each CanniMed share. Based on the closing prices of Aurora and CanniMed on November 14, 2017, this represents a premium of approximately 56.9% premium over the closing price of CanniMed shares on November 14, 2017 and a 74.7% premium over the 20-day volume weighted average price for the period ended November 14, 2017. Upon completion of the transactions contemplated by the Proposal, based on the closing prices of November 14, 2017, CanniMed’s shareholders will hold approximately 16% of the issued and outstanding shares of Aurora.

“Aurora and CanniMed are a great fit, truly complementary, and I am convinced we can generate even greater value by combining the two companies and aligning our efforts strategically,” said Terry Booth, CEO. “Aurora has the management expertise, capital markets strength, distribution channels, brand power and growth prospects to successfully integrate CanniMed into Aurora - the fastest-growing cannabis company with the sector’s most exceptional execution track record.”

Lock-Up of Shareholders of CanniMed

In connection with the proposal, Aurora has entered into irrevocable lock-up agreements in support of its proposal from shareholders representing approximately 38% of CanniMed’s outstanding shares. Under the lock-up agreements, the locked-up shareholders are precluded from tendering or voting any of their CanniMed common shares in favour of any other acquisition proposal relating to CanniMed and are required to vote against other acquisition proposals or actions which might prevent, delay or frustrate Aurora’s proposal.

Compelling Strategic Rationale

Aurora believes the value that would result from the combination of the two companies is substantial. Together, their unique and complementary strengths would drive value, create the leading cannabis company across multiple markets, and the combined entity will lower production costs while connecting consumers via market leading brands. Among other things, the combined entity will:

•	have a combined total of over 40,000 active registered cannabis patients in Canada;
•	have significant cultivation capacity with five state-of-the-art facilities, and additional facilities planned;
•	have existing or funded capacity of over 130,000 kilograms of annual production with significant additional capacity planned;
•	further strengthen both companies’ international presence with operations and agreements in the European Union, Australia and the Cayman Islands;
•	increase the capacity to reach and service a wider international patient base with a broader product offering;
•	improve yields through cross-application of proprietary technologies from each of Aurora and CanniMed;
•	provide CanniMed with access to Aurora’s network of strategic partners, such as extraction technology leader Radient Technologies;
•	enable CanniMed to leverage Aurora’s sector leadership in innovation to accelerate development;
•	expand both companies’ portfolio of genetics; and
•	enable CanniMed to leverage Aurora’s unparalleled e-commerce platform, including the only mobile app in Canada that enables customer purchases.

Background to the Proposal

As detailed in the notice of change dated January 12, 2018 (available on www.sedar.com), Aurora provides the following information as required by the Orders. The information under the new heading “Background to the Proposal” has been added as of January 12, 2018 notwithstanding that the remainder of this news release is as at November 14, 2017

1.

The circumstances under which, and the means by which, Aurora became aware that the board of CanniMed would be meeting on November 13, 2017 to, among other things, consider for approval an arrangement agreement entered into between CanniMed and Newstrike Resources Limited.

Aurora was not aware that CanniMed was considering a transaction with Newstrike Resources Ltd. (“Newstrike”) until CanniMed announced its discussions with Newstrike on November 15, 2017. However, in the course of negotiations with Vantage Asset Management (“Vantage”), Saskworks Venture Fund Inc. (“Saskworks”), Apex Investments Limited Partnership (“Apex”) and Golden Opportunities Fund Inc. (“Golden”) (collectively, the “Locked-Up Shareholders”), who each entered into lock-up agreements (the “Lock-Up Agreements”), Aurora did become aware that the CanniMed Board of Directors was meeting on November 13, 2017 to consider a transaction as outlined below.

On November 6, 2017, Mark Tredgett, the Managing Partner of Vantage, contacted Mr. Joseph del Moral, a director of Aurora, to discuss the state of the cannabis industry and the business and affairs of Aurora in general. During the course of that conversation, Mr. Tredgett advised Mr. del Moral that Vantage held approximately 2,000,000 CanniMed shares, and that Vantage would be prepared to support an offer from Aurora for the outstanding CanniMed shares. Mr. Tredgett also advised Mr. del Moral that Vantage was aware of other significant CanniMed shareholders that may also be prepared to support an offer for the outstanding CanniMed shares. Mr. Tredgett provided Mr. del Moral with an internal analysis prepared by Vantage to illustrate the potential benefits of an acquisition of CanniMed.

On November 8, 2017, management of Aurora met, via telephone conference, with management of Vantage and of PFM Capital Inc. (“PFM”), which manages Saskworks and Apex. At that meeting, Aurora learned that, consistent with the disclosure of CanniMed in its Q3 2017 MD&A, CanniMed was seeking to acquire a business in the adult usage cannabis market, and Vantage and PFM did not agree with that strategy. At this meeting, pricing was discussed in the context of a friendly transaction. Aurora proposed a price of $19 per CanniMed share, to be paid in Aurora shares. No exchange ratio was set.

Following the November 8, 2017 meeting, management of Aurora conducted an assessment of a potential acquisition of CanniMed and determined that a take-over of CanniMed by Aurora would be accretive. Over the course of November 9 through to the 11th, Aurora negotiated the material terms of the Lock-Up Agreements with the Locked-Up Shareholders. As part of these negotiations, Aurora exchanged financial models for the potential acquisition of CanniMed with the Locked-Up Shareholders, reflective of their different opinions of the potential value of the proposed acquisition. After making adjustments for each Locked-Up Shareholder, the Locked-Up Shareholders and Aurora agreed to enter into “hard” lock-up agreements, subject to Aurora making a proposal for CanniMed shares at $21 per share, with the exchange ratio being set as of the close of business on November 10, 2017. The parties also agreed that each Lock-Up Agreement would include (i) a right of the Locked-Up Shareholder to terminate its Lock-Up Agreement if the consideration (based on the exchange ratio of 4.52586207 Aurora shares per CanniMed share) (the “Offer Consideration”) decreased to less than $18 (subject to the right of Aurora to increase the Offer Consideration to $18), and (ii) the right of Aurora to adjust the exchange ratio if the Offer Consideration exceeded $24.

In the evening of November 10, 2017 after the Offer Consideration was determined, Aurora engaged Canaccord Genuity Corp. (“Canaccord”) to act as its financial advisor in connection with the Aurora offer. At the time of the engagement, Aurora was unaware that Canaccord had previously been engaged by Newstrike. Late on November 11, 2017, Canaccord provided to Aurora an information package in which it compiled publicly available information on CanniMed. A copy of this information package, after redaction of confidential information that would be seriously detrimental to Aurora, has been filed under Aurora’s profile on SEDAR for all shareholders to review.

Aurora formulated its November 13, 2017 Proposal to present to CanniMed based on the terms of the Lock-Up Agreements in a very tight time frame between November 9 and November 13, 2017. It was not Aurora’s preference to formulate a proposal for a significant transaction in such a tight time frame. However, Aurora was informed that the Locked-Up Shareholders were not in favour of CanniMed’s proposed acquisition strategy, and that the Locked-Up Shareholders, and in particular Vantage, required that a formal proposal be delivered to CanniMed no later November 13, 2017. In discussions held on November 12, 2017 with the Locked-Up Shareholders to finalize the Lock-Up Agreements, representatives from the Locked-Up Shareholders made it clear that they were concerned that the Board of CanniMed would be meeting on November 13 to consider an acquisition transaction with a recreational cannabis company. Aurora was not aware of the company being considered, the nature or size of the acquisition, or the stage of the acquisition. As a result, the Lock-Up Agreements included a provision that if the Proposal was not delivered by 12:30 p.m. (EDT) on November 13, 2017, each of the Lock-Up Agreements would terminate.

On November 13, 2017, after execution of the formal Lock-Up Agreements, Aurora delivered the Proposal to CanniMed.

During the course of the negotiations of the Lock-Up Agreements, Aurora was aware that:

•	Rob Duguid, who was a director of CanniMed, was also a partner of PFM, an officer of Saskworks, and an officer of the general partner of Apex. However, Aurora had no contact with Mr. Duguid before the commencement of its take-over bid.

•	Westcap Mgt. Ltd. (“Westcap”) manages the investments of Golden. Doug Banzet, a director of CanniMed, was also a director and officer of Westcap and a director of Golden, and Donald Ching, a director of CanniMed, was also a director of Golden. Aurora had no contact with Mr. Banzet before the commencement of its take-over bid. Mr. Ching provided an acknowledgment of receipt of Aurora’s Proposal on behalf of CanniMed’s Board on November 14, 2017. However, other than that acknowledgment, Aurora had no contact with Mr. Ching before the commencement of its take-over bid.

Based on CanniMed’s public disclosure, Aurora is aware that Mr. Duguid has subsequently resigned from the CanniMed Board and Mr. Ching may no longer be a director of Golden. Aurora does not know when Mr. Ching may have ceased being a director of Golden.

2.

Other information that was: (i) obtained directly or indirectly by Aurora from any person who is, or was at the relevant time, in a special relationship with CanniMed (by reference to the definitions in subsection 76(5) of the Securities Act (Ontario) and clause 85(1)(a) of the Securities Act (Saskatchewan)); and (ii) material to Aurora in structuring, determining the timing of, delivering or implementing the Aurora Offer.

Aurora, after making inquiries, is of the view that it did not obtain any other information, directly or indirectly, from any person in a special relationship with CanniMed that was material to Aurora in structuring, determining the timing of, delivering or implementing its take-over bid to acquire the shares of CanniMed. In order to ensure that shareholders have the benefit of the disclosure made by Aurora in the course of the hearings before the Securities Regulators on December 20 and 21, 2017, Aurora has filed today the affidavit of Mr. Booth which was sworn in connection with that hearing under its SEDAR profile, subject to the redaction of certain information in the exhibits determined to be confidential.

3.	Other information within Aurora’s knowledge that would reasonably be expected to affect the decision of the security holders of CanniMed to accept or reject the offer made by the Aurora Offer.

Aurora is not aware of any information, within Aurora’s knowledge, that would reasonably be expected to affect the decision of the security holders of CanniMed to accept or reject its offer, other than as has been disclosed in its offer and take-over bid circular that was filed by Aurora on SEDAR on November 24, 2017 and in the Notice of Change to be filed concurrently with this amended and restated news release.

Additional Details of the Proposal

Readers are cautioned that Aurora may determine not to proceed with the Proposal if: (i) it identifies material adverse information concerning the business, affairs, prospects or assets of CanniMed not previously disclosed by CanniMed; (ii) CanniMed implements or attempts to implement defensive tactics (such as the adoption of a shareholder rights plan, the grant of an option (or similar right) to purchase material assets, the issue of additional shares of CanniMed, or the announcement of a significant acquisition by CanniMed) in relation to the Proposal. There can be no assurance that the Proposal will result in a friendly combination of Aurora and CanniMed or would proceed on the terms set out in this news release.

Should a takeover bid be commenced, full details of the offer will be included in a formal offer and the take-over bid circular to be filed with securities regulatory authorities and mailed to CanniMed shareholders. The offer will be subject to certain conditions, including, but not limited to, receipt of all necessary regulatory clearances, absence of material adverse changes in CanniMed and acceptance of the offer by CanniMed shareholders owning not less than 66-2/3% of the CanniMed common shares on a fully-diluted basis. Once the 66-2/3% acceptance level is met, Aurora intends, but is not required to, take steps to acquire all of the outstanding CanniMed common shares and other convertible securities or rights to acquire CanniMed common shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Aurora or CanniMed. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com